R/

AM 4/4/2002

02022041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | |
| Estimated average burden hours per response . . . 12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECD S.E.C.
MAR 2 9 2002

| SEC FILE NUMBER |
|---|
| 8-49698 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 2/01/01 (MM/DD/YY) AND ENDING 1/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**KV Execution Services LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**27 William Street**
(No. and Street)

| **New York** | **New York** | **10005** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Mark S. Criscitello** **212-607-1111**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **787 Seventh Avenue** | **New York** | **NY** | **10019** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM
4/4/2002



Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Mark S. Criscitello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of KV Execution Services LLC, as of January 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CHARLES R. PETERSON
Notary Public, State of New York
No. 31-4983090
Qualified in New York County
Commission Expires June 17, 2003

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Operations.
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 2 9 2002
WASH, D.C. 365 SECTION SEC

# STATEMENT OF FINANCIAL CONDITION

**KV Execution Services LLC**

January 31, 2002
with Report of Independent Auditors

KV Execution Services LLC

Statement of Financial Condition

January 31, 2002

**Contents**

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

To the Member of
KV Execution Services LLC

We have audited the accompanying statement of financial condition of KV Execution Services LLC (the "Company"), as of January 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KV Execution Services LLC at January 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 22, 2002



Ernst & Young LLP is a member of Ernst & Young International, Ltd.

# KV Execution Services LLC

## Statement of Financial Condition

### January 31, 2002

| | |
|---|---|
| **Assets** | |
| Cash | $ 3,560,147 |
| Cash and securities on deposit or segregated for regulatory purposes | 12,198,907 |
| Receivable from brokers, dealers, clearing organizations and others | 572,015,979 |
| Receivable from customers | 2,629,124 |
| Exchange memberships, at adjusted cost | 2,723,099 |
| Other assets | 2,392,715 |
| | $ 595,519,971 |
| **Liabilities and member's equity** | |
| Bank loan payable | $ 30,000 |
| Payable to brokers, dealers, clearing organizations and others | 548,873,963 |
| Payable to customers | 5,864,627 |
| Other liabilities and accrued expenses | 5,748,276 |
| | 560,516,866 |
| Commitments and contingencies (Note 9) | |
| Member's equity | 35,003,105 |
| Total liabilities and member's equity | $ 595,519,971 |

*The accompanying notes are an integral part of the statement of financial condition.*

KV Execution Services LLC

Notes to Statement of Financial Condition

January 31, 2002

## 1. Organization

KV Execution Services LLC (the "Company") is a wholly-owned subsidiary of Wagner Stott Bear Specialists LLC (the "Parent"), formerly Bear Hunter Specialists LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the American Stock Exchange, LLC ("AMEX"), the International Securities Exchange ("ISE"), Chicago Board Options Exchange, and the National Association of Securities Dealers, Inc. ("NASD"). The Company is organized as a New York limited liability company.

The Company provides clearing and execution services for the Parent and its affiliates and executes transactions for institutional customers and certain employee-related accounts.

On April 2, 2001, the Company's proprietary trading business was transferred to Bear Hunter Structured Products Trading LLC ("Structured Products"), which is also a wholly-owned subsidiary of the Parent. Structured Products acts as a specialist on the NYSE and AMEX in several index products.

## 2. Significant Accounting Policies

### Securities Transactions

Included in cash and securities on deposit or segregated for regulatory purposes on the statement of financial condition is $11,943,360 of securities owned by the Company, which are recorded on a trade date basis at fair value.

### Collateralized Securities Transactions

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the fair value of securities borrowed and loaned on a regular basis and requests additional collateral or returns excess collateral, as appropriate.

## 2. Significant Accounting Policies (continued)

### Fixed Assets

Furniture and equipment and computer hardware are generally depreciated on a straight-line basis over the estimated useful lives between three and seven years. Leasehold improvements are amortized on a straight-line basis over the life of the lease. Fixed assets are reflected in other assets in the statement of financial condition at January 31, 2002.

### Cash and Cash Equivalents

The Company considers demand deposits and money market accounts to be cash and cash equivalents.

### Income Tax

The Company is a single member limited liability company which is generally disregarded for federal and state income tax purposes. The Company has included the pro forma share of the Parent's New York City unincorporated business tax liability for which it would have been liable if the Company was required to file a tax return on a separate company basis.

### Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

## 2. Significant Accounting Policies (continued)

### New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 141 requires, among other things, that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. It did not have a material impact on the financial condition of the Company.

SFAS No. 142 is required to be adopted as of January 1, 2002, except for goodwill and intangible assets acquired in any business combination initiated after June 30, 2001. Any such acquisition will be subject to the rules of SFAS No. 142 at the acquisition date. The standard requires that goodwill and intangible assets with indefinite lives no longer be amortized, but that they should be tested annually for impairment. Identifiable intangible assets with finite lives will continue to be amortized, however, the amortization period will no longer be limited to a maximum of forty years.

The Company will adopt the provision of SFAS No. 142 at the beginning of fiscal year 2002. The full impact of adoption has yet to be determined, however, the Company does not expect to record any impairment charge upon adoption of this new standard.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The standard is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of this standard to have a material impact on the financial condition of the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe the implementation of SFAS No. 144 will have a material impact on the financial condition of the Company.

### 3. Receivable from and Payable to Brokers, Dealers, Clearing Organizations and Others

At January 31, 2002, receivable from and payable to brokers, dealers, clearing organizations and others consist of the following:

| | |
|---|---|
| Receivable: | |
| Due from affiliates | $ 250,944,683 |
| Securities borrowed | 240,387,638 |
| Deposits with clearing organizations | 65,160,925 |
| Fails to deliver | 15,416,751 |
| Other | 105,982 |
| | $ 572,015,979 |
| Payable: | |
| Due to affiliates | $ 452,362,441 |
| Securities loaned | 95,047,358 |
| Fails to receive | 1,060,172 |
| Other | 403,992 |
| | $ 548,873,963 |

Included in deposits with clearing organizations as of January 31, 2002 are U.S. Government obligations owned by the Company with a market value of $58,067,935.

### 4. Receivable from and Payable to Customers

Receivable from and payable to customers includes amounts due on cash and margin transactions. Receivable from customers are collateralized by marketable securities owned by customers, the value of which is not reflected in the accompanying statement of financial condition. Payable to customers primarily represents free credit balances and amounts payable against receipt of marketable securities.

### 5. Short-Term Borrowing

At January 31, 2002, the outstanding bank loan is payable upon demand, bears interest at 4% and is collateralized by treasury securities owned by the Company and customers' margin account securities.

**6. Related Party Transactions**

The Company provides securities clearance services to certain affiliates active on the NYSE, AMEX and ISE. Included in receivable from and payable to brokers, dealers, clearing organizations and others are balances due from and due to affiliates representing amounts resulting from settling of transactions the Company cleared on behalf of its affiliates.

The Company also provides financing for securities trades of its affiliates that it clears. In addition, the Company subleases office space from the Parent.

**7. Exchange Memberships**

The exchange memberships consist of four Competitive Market Maker Memberships ("CMM") in the ISE that the Company owns and one Primary Market Maker Membership ("PMM") in which the Company maintains a 50% interest. According to the purchase agreement, the Company made an initial payment in total of $900,000 for these memberships and will pay the balance of the purchase price at a rate of $1 per option contract executed on the ISE, up to a maximum aggregate amount of $6,000,000 and $15,000,000, respectively, for the CMM and PMM. At January 31, 2002, the Company recorded the initial purchase price with the balance of the purchase price to be paid based on the Company's trading volume on the ISE from the date of acquisition.

**8. Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule"). The Company computes its net capital, as defined, under the alternative standard permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3. At January 31, 2002, the Company's net capital under the Rule was $29,260,002, which exceeded minimum net capital requirements by $29,010,002.

**9. Commitments and Contingencies**

In the normal course of its securities business, the Company enters into contractual commitments including option contracts. The subsequent settlement of these commitments is not expected to have an adverse material effect on the financial position of the Company. At January 31, 2002, the Company had no outstanding commitments on option contracts.

The Company has satisfied margin requirements of approximately $75,200,000 with the Options Clearing Corporation by obtaining a nonsecured letter of credit of $31,000,000 and a secured letter of credit of $1,000,000 and a pledge of approximately $52,900,000 of US Government obligations owned by the Company which is included in deposits with clearing organizations. (Note 3)

The Company is involved in certain litigation and regulatory proceedings in the ordinary course of business. Management believes, based upon discussion with outside legal counsel, that the outcome of these matters will not have a material effect on the Company's financial position. The materiality of these legal matters to the Company's future operating results depends upon the level of future results of operations as well as timing and ultimate results of such legal matters.

**10. Retirement Savings Plan**

All employees of the Company are eligible to participate in a 401(k) plan ("Plan") maintained by the Parent after completion of six months of service. The Parent makes contributions to match each participant's contribution to the Plan up to 25% of the first 5% of compensation per year. In addition, the Parent may also make discretionary contributions. The matching contributions are vested immediately, while any discretionary contributions are 100% vested after the employee completes two years of service.

**11. Estimated Fair Value of Financial Instruments**

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized in the statement of financial condition (including cash, receivables, payables, accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

**12. Financial Instruments and other Off-Balance-Sheet Risk**

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the

**12. Financial Instruments and other Off-Balance-Sheet Risk (continued)**

Company's policy to review, as necessary, the financial condition and credit ratings of each counterparty.

In the normal course of business, the Company obtains securities under securities borrowed, and custody agreements on terms, which permit it to repledge or resell the securities to others. At January 31, 2002, the Company obtained securities with a fair value of approximately $563,000,000 on such terms, of which approximately $95,000,000 have been pledged or otherwise transferred to others to finance customer and non-customer debit balances.